

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2021

Arlen R. Shenkman
Chief Financial Officer
Citrix Systems, Inc.
851 West Cypress Creek Road
Fort Lauderdale, FL 33309

>   **Re: Citrix Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **Filed February 8, 2021**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2021**
>   **Filed July 30, 2021**
>   **File No. 000-27084**

Dear Mr. Shenkman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Note 6. Aquisitions, page 14

1.   We note on February 26, 2021 you completed the acquisition of Wrike, Inc. for approximately $2.07 billion. Please tell us how you considered Rule 3-05 of Regulation S-X in evaluating the significance of this acquisition and whether you are required to provide audited financial statements for Wrike, Inc. and pro forma information. As part of your response, provide us with the results of your significance tests.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology